UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

voxeljet AG

File No. 333-191213 - CF#30071

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voxeljet AG submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on September 17, 2013, as amended.

Based on representations by voxeljet AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through September 17, 2023
Exhibit 10.4	through September 17, 2016
Exhibit 10.6	through September 17, 2023
Exhibit 10.7	through September 17, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary